NAME OF REGISTRANT: US Foods Holding Corp.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal 4 on US Foods Holding Corp.’s 2022 Proxy Statement:

Shareholder Proposal: Adopt GHG Emissions Reduction Targets

US Foods Holding Corp. Symbol: USFD

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the climate-related proposal filed at US Foods Holding Corp. (hereby referred to as “US Foods” or “the Company”) in the 2022 proxy statement asking the Company to adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, market, and competitive risks.

Resolved: Shareholders request that US Foods adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030.

Supporting Statement: In assessing targets, proponents recommend, at management’s discretion:

●	Consideration of approaches used by advisory groups such as the Science Based Targets initiative;
●	Adopting emissions reduction targets inclusive of all GHG Protocol-defined sources of scope 3 emissions—including from agriculture, land use change, and deforestation—that align with limiting temperature increases to 1.5°C;
●	Increasing the scale, pace, and rigor of initiatives aimed at reducing the carbon intensity of US Foods’ supply chain;
●	Adopting a no-deforestation policy for all relevant forest-risk commodities.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The environmental impacts of climate change can affect agricultural productivity, which could lead to supply chain disruptions and increased product costs.
2.	Competitive risk – US Foods lacks science-based greenhouse gas emission reduction targets covering its scope 1, 2, and 3 emissions and is consequently ceding competitive advantage to its peers, some of whom are setting and making progress toward science-based emissions reduction goals.
3.	Failure to meet investor expectations for climate risk mitigation – Investors are expecting companies to set targets for mitigating climate risk, aligned with achieving net zero emissions by 2050 and limiting warming to 1.5 degrees Celsius. US Foods is not aligned with these expectations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.

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US Foods currently lacks active targets to reduce its greenhouse gas emissions and align its business with the Paris Agreement’s 1.5-degree Celsius goal. In 2018, the Intergovernmental Panel on Climate Change (IPCC) advised that globally, greenhouse gas emissions must drop 45 percent from 2010 levels by 2030 and reach net zero by 2050 to limit warming to 1.5°C.1

Proponents acknowledge and appreciate US Foods’ intention, as outlined in its proxy statement in response to this proposal, “to substantially implement the shareholder proposal by continuing our ongoing evaluation of emissions from our full value chain and continuing to advance our plans to set short, medium, and long-term greenhouse gas emissions reduction targets.”2 We view the vote on this proposal as an important opportunity for shareholders to provide feedback on this intention, such that US Foods proceeds with setting targets aligned with an adequate level of ambition.

While US Foods states that it is “considering science-based approaches,”3 it has not made it clear whether the targets it will set will be aligned with limiting warming to 1.5 degrees Celsius. This proposal offers shareholders an opportunity to advise the Company to do so.

US Foods offers limited disclosure and delayed action on scope 3 emissions. Scope 3 emissions likely represent the vast majority of US Foods’ emissions footprint. For context, scope 3 emissions make up 98 percent of peer Sysco’s total emissions.4

US Foods only comprehensively discloses emissions from one minor scope 3 category, “Business Travel.” The Company also discloses some emissions from the “Upstream Transportation and Distribution” category, but only those associated with a single facility in St. Petersburg, FL. These disclosed scope 3 emissions are equivalent to only 0.3 percent of the Company’s combined scope 1 and 2 emissions for 2020, which indicates that US Foods is likely disclosing significantly less than one percent of its actual scope 3 footprint.5

The Science Based Targets initiative (SBTi) requires companies to set scope 3 targets when “scope 3 emissions are 40% or more of total scope 1, 2, and 3 emissions.”6 US Foods’ scope 3 emissions are likely more than double that threshold.

Deforestation is a major source of scope 3 emissions for food companies, and US Foods lacks a comprehensive no-deforestation policy. Proponents acknowledge and appreciate US Foods’ intention, as outlined in its proxy statement in response to this proposal, to continue “development of our no-deforestation policies on a commodity-by-commodity, region-by-region basis commencing with efforts to address the highest-risk and most significant commodities sourced from the highest-risk regions.”7

However, US Foods only currently active deforestation-related policy is a palm oil policy from 2018 that is not aligned with industry best practices to ensure No Deforestation, No Peat, No Exploitation (NDPE) palm oil supply chains.8 Modeling from the UN Principles for Responsible Investment’s Inevitable Policy Response consortium indicates that a global end to deforestation by 2025 is among the policy changes required in order to limit warming to 1.5° Celsius above pre-industrial levels.9 Accelerated action from US Foods will be necessary if the Company is to achieve deforestation-free supply chains by 2025.

BACKGROUND

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets;10 the climate crisis will “affect everything that businesses do.”11 Biodiversity loss is an equally impending systemic risk that threatens the stability of industries that depend on ecosystem services. Depleted ecosystem services will impact financial returns as activities which rely on them take on punitive costs and become less profitable.12

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One of the leading drivers of climate change is deforestation, accounting for roughly 12% of anthropogenic emissions13 according to the IPCC. An estimated 40% of global deforestation is driven by the production of agricultural commodities, including beef and soy.14 A recent CDP survey found that global businesses sourcing forest-risk commodities stand to lose $53 billion if actions are not taken to curb deforestation.15

Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change16 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,17 and increased costs for irrigation and transportation.18 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.19

Recognizing the substantial risks posed by climate change, companies are working to reduce their carbon emissions by setting science-based emissions reduction targets for scope 1, 2, and 3 emissions. Scope 3 emissions are those found in a company’s value chain, and typically represent over 80% of emissions for foodservice distributors like US Foods.20

As of December 2021, over 2,200 companies have joined the Science Based Targets initiative.21 SBTi is a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI), and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.22 Half of the companies working with SBTi have already announced their science-based greenhouse gas emissions reduction targets and the other half will announce targets within the next two years.23

The operations and profitability of foodservice distributors are based on the availability of agricultural commodities. The production of these commodities contributes to climate change and simultaneously is affected negatively by its impacts. Distributors that sell food and other agricultural commodities, including US Foods, will remain exposed to material financial risk if sufficient action is not taken to mitigate climate impacts.

1.	OPERATIONAL RISK

US Foods’ 10-K identifies “severe weather and climate conditions” and the “impact of climate change” as factors that could interrupt supplies or increase product costs.24 In failing to rapidly set robust goals for reducing emissions, US Foods may be contributing to systemic risks that could impact its long-term sustainability and contribute to supply chain disruptions and rising commodity prices.

A 2021 study published in Environmental Research Letters found that carbon emissions from the food system represent a higher-than-previously-estimated share of anthropogenic emissions, estimating the range at 20-40% of total emissions.25 US Foods uses palm oil, soy, cattle, cocoa, coffee, and pulp and paper in its products. These commodities are leading drivers of deforestation globally.26 These and other agricultural commodities are subject to price volatility and changing availability in response to the impacts of climate change.

●	Deforestation driven by commodity agriculture compromises medium- and long-term agricultural productivity, which influences commodity availability. Deforestation drives soil erosion, which has caused the loss of nearly 33 percent of the world’s adequate or high-quality food-producing land, threatening future commodity availability and agricultural productivity.[27]
●	Climate change creates volatility in commodity markets, generates risk for global food security,[28] and poses risks to supply chain continuity for companies sourcing agricultural commodities. US Foods’ forest-risk commodity sourcing and lack of greenhouse gas targets thus potentially contribute to the Company’s own commodity shortages and costs.

Failure to proactively set emissions goals aligned with globally recognized expectations could leave US Foods unprepared for costs and effects on profitability resulting from government regulation.

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2.	COMPETITIVE RISK

In its 2021 10-K, US Foods identifies consumer preference for “sustainably-manufactured food and packaging products” as an important dynamic affecting the industry, particularly among the “largest demographic cohorts.”29 US Foods may therefore lose market share if it does not align with the leading sustainability practices of its competitors.

US Foods lags in adopting greenhouse gas emissions reduction targets that would help mitigate the Company’s exposure to climate-related risks. US Foods’ competitors are developing such targets, aligned with high-ambition best practices.

●	Sysco has announced targets to reduce its scope 1 and 2 emissions by 27.5% by 2030 and ensure that suppliers covering 67% of Sysco’s scope 3 emissions establish science-based targets by 2026.[30] It has submitted these targets to the Science Based Targets initiative for validation. Sysco has also produced a Forests Report, is developing a comprehensive deforestation policy, and will be reporting to CDP Forests starting in 2023.[31]
●	UNFI committed in 2020 to setting targets with the Science Based Targets initiative and will be announcing its targets this year.[32]

US Foods’ lagging performance on setting comprehensive, science-based emissions reduction targets may precipitate these consequences.

3.	FAILURE TO MEET INVESTOR EXPECTATIONS FOR CLIMATE RISK MITIGATION

Investor expectations on climate risk have undergone significant changes in recent years.

●	At COP26 in November 2021, the Glasgow Financial Alliance for Net Zero (GFANZ) announced that more than $130 trillion of private capital is “committed to transforming the economy for net zero” and to “achieving 1.5°C.”[33] US Foods has not committed to achieving net zero emissions, nor to aligning its targets with limiting warming to 1.5°C.
●	Major financial institutions have now committed to “high ambition, science-based targets, including achieving net zero emissions by 2050 at the latest, delivering their fair share of 50% emission reductions this decade, and reviewing their targets towards this every five years.”[34] US Foods has not committed to aligning with these expectations. This presents a problem for an increasing number of investors. The GFANZ announcement notes that more than ninety institutions have set short-term targets, with twenty-nine asset owners committed to “reducing portfolio emissions by 25-30% by 2025, as well as forty-three asset managers that have published targets for 2030 or sooner.”[35]
●	Another investor initiative, Climate Action 100+, made up of 615 investors responsible for over $60 trillion in assets under management,[36] has developed the Net Zero Company Benchmark. This benchmark calls for a net zero goal and Paris-aligned greenhouse gas reduction targets across short-, medium-, and long-term time frames aligned with net zero.[37]
●	US Foods’ reporting is not yet TCFD-aligned. The Company does not disclose its comprehensive scope 3 emissions, nor has it described its emissions reduction targets.
○	BlackRock, one of US Foods’ ten largest shareholders, has asked all companies it invests in to align their reporting with TCFD.[38]

As investor expectations related to climate risk become standard, US Foods may be viewed as a laggard if it does not align itself with this broader shift.

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CONCLUSION

US Foods’ current timeline and level of ambition for setting emissions reduction targets are insufficient to address the risks posed by greenhouse gas emissions, including in its supply chain. Adopting short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from US Foods’ full value chain, and aligned with achieving net-zero emissions by 2050 or sooner, would help the Company address operational and competitive risk and the evolution of consumer preference and investor expectation.

Shareholders are urged to vote FOR the proposal asking US Foods to reduce its total contribution to climate change.

For questions regarding this proposal, please contact Thomas Peterson, Green Century Capital Management, tpeterson@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.

1 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

2 https://s22.q4cdn.com/603501095/files/doc_financials/2021/ar/US-Foods_Proxy_WEB.pdf pg. 75

3 Ibid.

4 https://www.supplychaindive.com/news/sysco-supplier-scope-3-emissions-sustainability/610582/

5 For 2020, US Foods reported scope 1 emissions of 531538.636 metric tons CO2e, and scope 2 location-based emissions of 177152.889 metric tons CO2e, for combined scope 1 and 2 emissions of 708691.525 metric tons CO2e. It reported scope 3 emissions of 2156.63 metric tons CO2e from the two categories for which it reported. https://www.usfoods.com/content/dam/usf/pdf/general/2021-CDP-Survey-Response.pdf pg. 20-22

6 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf pg. 5

7 https://s22.q4cdn.com/603501095/files/doc_financials/2021/ar/US-Foods_Proxy_WEB.pdf pg. 75

8 https://www.usfoods.com/content/dam/usf/pdf/Policies/USF_Responsibly_Sourced_Palm_Oil_Policy.pdf

9 https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article

10 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

11 https://hbr.org/2007/10/climate-business-_-business-climate

12 https://realassets.axa-im.com/content/-/asset_publisher/x7LvZDsY05WX/content/biodiversity-crisis-the-role-of-investors-in-resolving-species-extinction-part-1/23818#4

13 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html.

14 https://iopscience.iop.org/article/10.1088/1748-9326/7/4/044009

15 https://www.cdp.net/en/articles/media/53-billion-at-risk-from-deforestation-yet-only-1-percent-of-companies-taking-best-practice-action

16 https://climate.nasa.gov/effects/

17 https://www.ucsusa.org/resources/climate-change-and-agriculture

18 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html#:~:text=Climate%20change%20is%20likely%20to,and%20capacity%20of%20transportation%20systems.&text=Climate%20change%20impacts%20will%20likely,of%20the%20nation's%20transportation%20systems.

19 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

20 https://www.ceres.org/resources/reports/food-emissions-50-company-benchmark

21 https://sciencebasedtargets.org/companies-taking-action#anchor-link-test

22 https://sciencebasedtargets.org/about-us#who-we-are

23 https://sciencebasedtargets.org/companies-taking-action#anchor-link-test

24 https://sec.report/Document/0001665918-22-000008/ pg. 11

25 https://iopscience.iop.org/article/10.1088/1748-9326/ac018e#erlac018es5 pg. 2

26 https://www.wri.org/insights/just-7-commodities-replaced-area-forest-twice-size-germany-between-2001-and-2015

27 https://www.rt.com/news/324516-soil-erosion-study-catastrophic/#:~:text=The%20scientists%20concluded%20that%20nearly,ability%20to%20replace%20diminished%20soil.

28 https://www.nytimes.com/2019/08/08/climate/climate-change-food-supply.html

29 https://sec.report/Document/0001665918-22-000008/ pg. 3

30 https://investors.sysco.com/annual-reports-and-sec-filings/news-releases/2021/11-22-2021-130429357

31 https://www.sysco.com/dam/jcr:e9f0a901-e7ca-4507-a7f0-e9c3bcfcfac0/Forests%20Report_04272021.pdf

32 https://ir.unfi.com/news/press-release-details/2020/UNFI-Commits-to-Setting-Science-Based-Targets-to-Limit-Climate-Change-Impact/default.aspx

33 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

34 Ibid.

35 Ibid.

36 https://www.climateaction100.org/about/

37 https://www.climateaction100.org/progress/net-zero-company-benchmark/methodology/

38 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter